Arrived Homes 3, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

February 22, 2023

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kibum Park

Re:	Arrived Homes 3, LLC
Offering Statement Withdrawal (1-A-W) Offering Circular on Form 1-A
Filed February 21, 2023
File No. 024-12160

To Whom It May Concern,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Arrived Homes 3, LLC (the “Company”) respectfully requests the withdrawal of its Offering Circular on Form 1-A (File No. 024-12160), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2023. The Offering Statement relates to the public offering of certain classes of the Company’s series interests (the “Series Interests”).

The Company is requesting the Commission’s consent to the withdrawal of the Offering Statement, as it was filed on the incorrect form type and was instead intended to be filed on Form 1-A POS as a post qualification amendment to the Offering Circular on Form 1-A (File No. 024-12135).  The Company hereby represents to the Commission that no securities have been sold under the Offering Statement.

This withdrawal request does not apply to any other Offering Circular of the Company.
Please do not hesitate to contact by a telephone call to John Rostom, the Company’s General Counsel and Vice President of Legal at (814) 277-4833 ext. 701, if you have any questions regarding withdrawal of the Offering Statement. We also respectfully request that a copy of the order consenting to the withdrawal of the Offering Statement be sent to the Company via email at ryan@arrived.com with a copy to john@arrived.com.
Sincerely,

ARRIVED HOMES 3, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal